RECEIVED
2011 MAR -1 PM 4:14
SEC / TM

11017083

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~874114~~ 47114

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUIET LIGHT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 WEST JACKSON BOULEVARD, SUITE 2020 A
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
IAN JANSING (312) 431-0573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER SHANNON & CO.
(Name – *if individual, state last, first, middle name*)

6412 JOLIET ROAD, SUITE 1, COUNTRYSIDE, ILLINOIS 60525
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)***

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN HALSTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUIET LIGHT SECURITIES, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
6412 JOLIET ROAD, SUITE 1 ■ COUNTRYSIDE, ILLINOIS 60525

February 2, 2011

Quiet Light Securities, LLC
141 West Jackson Boulevard, Suite 2020A
Chicago, Illinois 60604

Independent Auditor's Report

Gentlemen:

We have audited the accompanying statements of financial condition of Quiet Light Securities, LLC as of December 31, 2010 and 2009 and the related statements of income, changes in member's equity and accumulated other comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quiet Light Securities, LLC as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The detailed information included in the reports (shown on pages eighteen through twenty-one) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peter Shannon & Co.
Certified Public Accountants

Index

Exhibit I

Quiet Light Securities, LLC
Statements of Financial Condition
December 31, 2010 and 2009

	2010	2009
Assets		
Current Assets		
Cash and Cash Equivalents	$ 63,542	$ 189,703
Securities Owned (at Fair Value) (Notes 3 and 5)	426,705,746	311,205,138
Receivable from Clearing Organizations (Note 4)		41,133,969
Prepaid Expenses and Miscellaneous	1,540,502	721,911
	$ 428,309,790	$ 353,250,721
Property and Equipment (Notes 2 and 6)		
(Net of Accumulated Depreciation of $933,845 in 2010 and $804,179 in 2009)	$ 5,974	$ 12,128
Other Assets		
Chicago Mercantile Exchange Deposit	$	$ 534,955
Insors Integrated Communications, Inc. Options (Note 7)	2,000	2,000
O'Connor & Company LLC Preferred Stock (Note 7)	10,000	10,000
Investments (Notes 3 and 8)	1,582,606	4,787,623
Exchange Memberships (Note 9)	1,938,858	1,827,809
	$ 3,533,464	$ 7,162,387
Total Assets	$ 431,849,228	$ 360,425,236
Liabilities and Member's Equity		
Current Liabilities		
Accounts Payable	$ 271,613	$ 92,818
Payable to Clearing Organizations (Note 4)	25,698,670	
Securities Sold, Not Yet Purchased, at Fair Value (Notes 3 and 5)	362,145,807	313,093,916
Accrued Expenses and Miscellaneous	1,103,201	931,415
	$ 389,219,291	$ 314,118,149
Member's Equity		
Member's Equity	$ 41,231,980	$ 41,815,162
Accumulated Other Comprehensive Income (Note 18)	1,397,957	4,491,925
	$ 42,629,937	$ 46,307,087
Total Liabilities and Member's Equity	$ 431,849,228	$ 360,425,236

The accompanying notes are an integral part of these financial statements.

Exhibit II

Quiet Light Securities, LLC
Statements of Income
Years Ended December 31, 2010 and 2009

	2010	2009
Revenues		
Net Trading Revenue	$ 7,619,060	$ 8,493,489
Other Income	673,137	113,869
	$ 8,292,197	$ 8,607,358
Expenses		
Compensation and Benefits	$ 3,559,448	$ 2,872,917
Trading Expenses	1,828,074	1,886,523
Software and Internet Expense	34,014	21,881
Dues and Subscriptions	14,920	14,344
Storage Expense	12,106	10,645
Professional Fees	50,087	181,854
Contributions	122,450	30,236
Meetings Expense	45,914	158,295
Telephone Expense	32,117	26,630
Office Meals	97,241	120,333
Rent Expense	213,333	209,812
Office Supplies and Expense	38,983	25,494
Depreciation Expense	129,666	270,682
Other Expenses	101,987	78,942
	$ 6,280,340	$ 5,908,588
Net Income	$ 2,011,857	$ 2,698,770

The accompanying notes are an integral part of these financial statements.

Quiet Light Securities, LLC
Statements of Changes in Member's Equity and Accumulated Other Comprehensive Income
Years Ended December 31, 2010 and 2009

	2010		2009	
	Member's Equity	Accumulated Other Comprehensive Income	Member's Equity	Accumulated Other Comprehensive Income
Beginning of Year	$ 41,815,162	$ 4,491,925	$ 43,754,639	$ 2,670,078
Net Income	2,011,857		2,698,770	
Member's (Distributions)	(2,595,039)		(4,638,247)	
Other Comprehensive Income (Loss) (Note 18)		(3,093,968)		1,821,847
End of Year	$ 41,231,980	$ 1,397,957	$ 41,815,162	$ 4,491,925

The accompanying notes are an integral part of these financial statements.

Exhibit IV

Quiet Light Securities, LLC
Statements of Cash Flows
Years Ended December 31, 2010 and 2009

		2010		2009
Operating Activities				
Net Income	$	2,011,857	$	2,698,770
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities				
Depreciation		129,666		270,682
Changes in Operating Assets and Liabilities				
(Increase) Decrease in Securities Owned		(115,500,608)		865,791,309
(Increase) in Prepaid Expenses		(818,591)		(662,411)
Increase (Decrease) in Accounts Payable, Accrued Expenses, Payable to Clearing Organizations, and Securities Sold, Not Yet Purchased		75,101,142		(811,670,079)
Receivable from Clearing Organizations		41,133,969		(41,133,969)
Net Cash Provided by Operating Activities	$	2,057,435	$	15,294,302
Investing Activities				
(Acquisition) of Property and Equipment	$	(123,512)	$	(274,889)
Exchange Memberships		(111,049)		
Chicago Mercantile Exchange Deposit		534,955		(2,698)
Chicago Mercantile Exchange Holdings, Inc. Common Stock and CBOE Holdings, Inc. Common Stock		111,049		
Due (from) Quiet Light Trading, LLC				(10,188,765)
Net Cash Provided (Used) by Investing Activities	$	411,443	$	(10,466,352)
Financing Activities				
Member's (Distributions)	$	(2,595,039)	$	(4,638,247)
Net Cash (Used) by Financing Activities	$	(2,595,039)	$	(4,638,247)
Increase (Decrease) in Cash and Cash Equivalents (Note 2)	$	(126,161)	$	189,703
Cash and Cash Equivalents - Beginning of Year		189,703		- 0 -
Cash and Cash Equivalents - End of Year	$	63,542	$	189,703

The accompanying notes are an integral part of these financial statements.

Quiet Light Securities, LLC
Notes to Financial Statements
December 31, 2010 and 2009

Note 1 **Company's Activities**

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a non-clearing member firm of The Chicago Mercantile Exchange, The Chicago Board of Trade, and The Chicago Board Options Exchange. The Company is a single member limited liability company (LLC). The Company is primarily engaged in the business of options market-making and other trading and arbitrage activities for its proprietary accounts.

Note 2 **Summary of Significant Accounting Policies**

Revenue and Cost Recognition

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Under the accrual basis of accounting, revenues are recorded as earned and expenses are recorded at the time liabilities are incurred.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all futures transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. However, the Company classifies its Receivables from Clearing Organizations separately although these accounts are considered the equivalent of cash. Many of the Company's options contracts expire (mature) in three months or less, and the Company has therefore classified these securities separately as appropriate.

Property and Equipment

Property and equipment are stated at cost. Depreciation is taken on both accelerated and straight-line methods at rates sufficient to amortize the property and equipment over their estimated useful lives. Principal rates of depreciation are:

Office Furniture and Equipment	Five to Seven Years

Repairs and maintenance are charged against income; additions and major improvements are capitalized and depreciated.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 **Summary of Significant Accounting Policies (Continued)**

Long-Lived Assets

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets are recognized based on the excess of the asset's carrying amount over the fair value of the asset. In management's opinion, no impairment exists.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes there were no exchange membership impairments in 2010 and 2009.

Income Taxes

The Company is a single member limited liability company (LLC) and as such the income taxes due on the income reportable by the Company are reportable in the tax return of its single member.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform with current year presentation.

Note 3 **Fair Values**

The carrying amounts for cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short period of time to maturity.

Quiet Light Securities, LLC
Notes to Financial Statements
December 31, 2010 and 2009

Note 3 **Fair Values (Continued)**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009.

Fair Value Measurements on a Recurring Basis
As of December 31, 2010

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
Securities Owned	$ 426,705,746	$	$	$	$ 426,705,746
Investments	1,582,606				1,582,606
Totals	$ 428,288,352	$	$	$	$ 428,288,352
Liabilities					
Securities Sold, Not Yet Purchased	$ 362,145,807	$	$	$	$ 362,145,807
Totals	$ 362,145,807	$	$	$	$ 362,145,807

Note 3 **Fair Values (Continued)**

Fair Value Measurements on a Recurring Basis
As of December 31, 2009

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
Securities Owned	$ 311,205,138	$	$	$	$ 311,205,138
Investments	4,787,623				4,787,623
Totals	$ 315,992,761	$	$	$	$ 315,992,761
Liabilities					
Securities Sold, Not Yet Purchased	$ 313,093,916	$	$	$	$ 313,093,916
Totals	$ 313,093,916	$	$	$	$ 313,093,916

Note 4 **Receivable / Payable with Clearing Organizations**

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2010 and 2009, consist of the following:

	2010		2009	
	Receivable	Payable	Receivable	Payable
Payable to Clearing Organization	$	$ 25,698,670	$	$
Receivable from Clearing Organization			41,133,969	
	$	$ 25,698,670	$ 41,133,969	$

The Company clears certain of its transactions through other broker-dealers and exchange approved general clearing firms on a fully disclosed basis. The amount receivable / payable to the clearing firms relates to the aforementioned transactions and is secured by the equity in the accounts held with the clearing firms.

Note 5 **Securities Owned and Securities Sold, Not Yet Purchased**

Marketable securities owned and marketable securities sold, not yet purchased, consist of trading and investment securities at fair values as follows:

	Assets	Liabilities
Options and Stocks	$ 426,705,746	$ 362,145,807

Quiet Light Securities, LLC
Notes to Financial Statements
December 31, 2010 and 2009

Note 6 **Property and Equipment**

	2010	2009
Assets		
Office Furniture and Equipment	$ 939,819	$ 816,307
Accumulated Depreciation and Amortization		
Office Furniture and Equipment	933,845	804,179
Net Property and Equipment	$ 5,974	$ 12,128

Note 7 **Common Stock, Preferred Stock, and Limited Liability Company Membership Interest**

The Company owns 200,000 options ($2,000) of Insors Integrated Communications, Inc., Class B non-voting common capital stock in connection with its financing agreement with Insors. The Company owns one share ($10,000) of O'Connor & Company LLC Class A preferred stock.

Note 8 **Investments**

The Company reports on its statements of financial condition certain investments in the Chicago Mercantile Exchange Holdings, Inc., and CBOE Holdings, Inc. as summarized below.

The fair value and cost basis of the Chicago Mercantile Exchange ("CME") Holdings, Inc., and CBOE Holdings, Inc. common stock is as follows:

	Fair Value	Cost
Total Investment in Shares of CBOE Holdings, Inc. Class A-1	$ 429,174	$ 71,007
Total Investment in Shares of CBOE Holdings, Inc. Class A-2	429,174	71,007
Total Investment in Shares of CME Holdings, Inc.	724,258	42,635
	$ 1,582,606	$ 184,649

Fair value for the shares of CME Holdings, Inc. was determined from the New York Stock Exchange based upon the December 31, 2010 closing price. The investment in the shares of CME Holdings, Inc. is recorded at fair value. Fair value for the shares of CBOE Holdings, Inc. was determined from the NASDAQ Stock Exchange based upon the December 31, 2010 closing price. The investment in the shares of CBOE Holdings, Inc. is recorded at fair value.

Note 8 **Investments (Continued)**

The Company owns 2,251 shares, held for investment, of CME Holdings, Inc. The Company owns 18,774 shares, held for investment, of CBOE Holdings, Inc. Class A-1 common stock and 18,774 shares held for investment, of CBOE Holdings, In. Class A-2 common stock. As of December 31, 2010, some of the shares in CME Holdings, Inc. and CBOE Holdings, Inc. have been assigned to the respective exchanges for membership purposes. The Company operates as an "inactive" clearing member firm at the CME.

Each of the Company's CME memberships are attached with a "B Share" of CME Holdings, Inc. The Company owns one of each of the following: B-1, B-2, B-3, and B-4. Class B Shares in CME Holdings, Inc. cannot be sold or transferred separately from the sale of the associated membership (CME, IMM, IOM, or GEM) in the Exchange. That is, Class B Shares must be sold or transferred with the associated CME, IMM, IOM, or GEM membership. Further, no membership in the Exchange may be sold unless the purchaser also acquires the associated Class B Share. Class B Shares and the associated membership may, however, be sold separately from Class A Shares at any time unless the shares are assigned for clearing purposes.

On July 12, 2007 CBOT Holdings, Inc. merged into Chicago Mercantile Exchange Holdings, Inc., to form CME Group. Each share of CBOT Holdings Class A Common Stock was exchanged for .3750 of a share of CME Holdings Class A Common Stock.

On June 18, 2010, the Chicago Board Options Exchange, Incorporated (CBOE) completed a restructuring transaction, in which CBOE converted from a non-stock corporation owned by its members to a stock corporation that is a wholly-owned subsidiary of CBOE Holdings, Inc. As a result of the restructuring transaction, your CBOE Seat was converted into shares of Class A common stock of CBOE Holdings, Inc. In addition, immediately following the issuance of the Class A stock in the restructuring transaction, each Participating Group A Settlement Class Member was issued pursuant to the Stipulation of Settlement 18,774 shares of Class B common stock of CBOE Holdings, Inc. for each Group A Package held by such class member.

Also on June 18, 2010, CBOE Holdings, Inc. completed an initial public offering of Unrestricted Common Stock, which trades on NASDAQ under the ticker symbol CBOE. As a result of the initial public offering, (i) each share of Class A common stock issued in the restructuring transaction and (ii) each share of Class B common stock issued pursuant to the Stipulation of Settlement, in each case, not sold in the offering, was converted on June 18, 2010 into (a) one-half of one share of Class A-1 common stock of CBOE Holdings, Inc. and (b) one-half of one share of Class A-2 common stock of CBOE Holdings, Inc.

The Class A-1 shares were issued subject to certain transfer restrictions that apply through December 15, 2010 (180 days from the closing date of the initial public offering). The Class A-2 shares were issued subject to certain transfer restrictions that will apply through June 13, 2011 (360 days from the closing date of the initial public offering).

Note 9 **Exchange Memberships**

Chicago Board of Trade (CBOT) and CME Memberships

	Fair Value	Cost
CBOT Full Member (Professional Firm)	$ 510,000	$ 627,689
CME Memberships	1,162,500	1,058,106
Shares of CME Holdings, Inc.	3,861,000	253,063
Total	$ 5,533,500	$ 1,938,858

Fair values for the Chicago Mercantile exchange memberships and for the Chicago Board of Trade exchange memberships were determined from the December 31, 2010 last sale price. Fair value for the shares of CME Holdings, Inc. was determined from the New York Stock Exchange based upon the December 31, 2010 closing price.

The Company owns 12,000 shares of CME Holdings, Inc. These shares have been assigned to the exchange for membership purposes. The Company operates as an "inactive" clearing member firm at the CME. As of December 31, 2010, in accordance with exchange rules, the Company records these shares at cost.

The exchange membership in the CBOT, CME, and shares of CME Holdings, Inc. are recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes there were no exchange membership impairments in 2010 and 2009.

Note 10 **Related Parties**

The Company shares its office, facilities, and support services and associated costs among related companies.

Note 11 **Lease Obligations**

The Company entered into a lease for the space occupied in the Chicago Board of Trade Building. The lease is for a term beginning June 1, 2006 through May 31, 2011. The future payments are as follows:

	Annual	Monthly
June 1, 2008 – May 31, 2009	$ 192,250	$ 16,021
June 1, 2009 – May 31, 2010	192,250	16,021
June 1, 2010 – May 31, 2011	192,250	16,021

In addition to the above base rental, the Company will be responsible for its proportionate share of escalation allocations, real estate taxes, and operating expenses. The Company also subleases space to its affiliated entities, but future payments on those arrangements have not been netted in the amounts reported above.

The Company has entered into various other leases for month-to-month booth space and seat leases on various exchange floors and leases for the rental of equipment.

Note 12 **Profit Sharing Retirement Plan**

The Company has established a 401(k) profit sharing retirement plan effective July 1, 2001. The plan is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code. The plan covers all full-time employees who have at least three months of service. The Company contributes to the plan on an elective basis. For the plan years 2010 and 2009, the Company contributed $ - 0 - and $ - 0 - , respectively.

Note 13 **Financial Instruments**

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. To date, the Company has not entered into any over-the-counter transactions, requiring any valuations other than quoted market prices.

Derivatives used include futures and options contracts. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments, except for equity securities classified as available-for-sale, are recorded at fair value with changes in fair values reflected in earnings.

The Company's investment in Chicago Mercantile Exchange Holdings, Inc. common stock and CBOE Holdings, Inc. common stock have been classified as available-for-sale. Securities classified as available-for-sale are carried in the financial statements at fair value. Realized gains and losses, determined using the average cost method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Fair values of options contracts are recorded in Securities Owned or Securities Sold, Not Yet Purchased as appropriate. Open equity in futures transactions are recorded as Receivables from and Payables to Clearing Organizations in the statements of financial condition.

Premiums for written and purchased option contracts are reported on a gross basis in the statements of financial condition at fair value.

The financial instruments of the Company are reported in the Statements of Financial Condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Note 14 **Net Trading Revenue**

The Company's principal transaction (net trading revenue) by reporting categories, including derivatives at December 31, 2010 and 2009 are the following:

	2010	2009
Trading Gains and Losses	$ 7,619,060	$ 8,493,489

Note 15 **Financial Instruments with Off-Balance-Sheet Risk**

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures contracts denominated in United States dollars and foreign currencies, exchange-traded options, and delayed deliveries. These derivative financial instruments are used to conduct trading activities and manage market risks and are subject to varying degrees of market risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the futures contract or underlying security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk.

Futures contracts and options on futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010 and 2009, at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2010.

Note 16 **Derivative Financial Instruments**

All of the Company's transactions with off-balance-sheet risk are short-term in duration. The Company enters into exchange traded futures transactions as a part of its regular options market-making risk management operations. Futures transactions are generally executed to reduce risk in the Company's options positions. The Company also enters into futures transactions as a part of its inter-market arbitrage trading activities. The risk controls over these operations ensure that the net, inter-market futures positions are ("flat") price neutral overnight. As of December 31, 2010 and 2009, the Company reported $ - 0 - million and $185.3 million of notional value in long futures contracts and $518 million and $740.1 million in short futures contracts, respectively.

Substantially all of the Company's options contracts expire within one year. Options contracts are classified on the statements of financial condition as Securities Owned (Assets) and Securities Sold, Not Yet Purchased, at Fair Value (Liabilities).

Note 17 **Concentrations of Risk**

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company may hold significant amounts of money in various banks in excess of the amount covered under FDIC insurance.

Note 18 **Other Comprehensive Income (Loss)**

The components of other comprehensive income (loss) are as follows:

	2010	2009
Unrealized Gains (Losses) on Chicago Mercantile Exchange ("CME") Holdings, Inc. Investments During the Year	$ (3,810,302)	$ 1,821,847
Unrealized Gains on CBOE Holdings, Inc. Investments During the Year	716,334	- 0 -
Adjustments for Gains Realized and Included in Net Income	- 0 -	- 0 -
Total Other Comprehensive Income (Loss)	$ (3,093,968)	$ 1,821,847

Accumulated Other Comprehensive Income presented in the accompanying statements of financial condition consists of the accumulated net unrealized gains (losses) on assets classified as available-for-sale investments.

Note 19 **Guarantees**

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate; security or commodity price; an index or the occurrence or nonoccurrence of a specific event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee. Derivatives that meet the definition of guarantees include certain written options and credit default swaps. Because the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

The maximum potential payout for certain derivative contracts, such as written interest rate caps and written foreign currency options, cannot be estimated as increases in interest or foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

Note 19 **Guarantees (Continued)**

Derivative Contracts (Continued)

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 20 **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer, the greater of:

1. Minimum dollar net capital requirement ($100,000), or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debts if alternative method is used.

At December 31, 2010, the Company had net capital of $38,218,578 which was $38,118,578 in excess of its required net capital of $100,000.

Note 21 **Collateral**

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at December 31, 2010, consist of the following:

Financial Statement Classification	Carrying Amount
Securities Owned	$ - 0 -

Note 22 **Member's Equity (Deficit)**

The Company is a Limited Liability Company. Member's Equity (Deficit) represents member's contributions, distributions and operating income or loss. Current operating income or loss is assigned to each member based on the Company's operating or other appropriate agreement.

Note 23 **Subsequent Events**

Management has evaluated subsequent events through February 2, 2011 the date on which the financial statements were available to be issued.

Schedule A

Quiet Light Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010 and 2009

	2010	2009
Total Member's Capital	$ 42,629,937	$ 46,307,087
Non-allowable Assets	(3,497,546)	(2,574,073)
Commodity Futures Contracts Proprietary Capital Charges	(340,447)	(338,343)
Haircuts Required	(573,366)	(679,663)
Net Capital	$ 38,218,578	$ 42,715,008
Minimum Net Capital Requirement	100,000	100,000
Excess Net Capital	$ 38,118,578	$ 42,615,008

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2010.

The accompanying notes are an integral part of these financial statements.

Quiet Light Securities, LLC
Statement Regarding Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2010 and 2009

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Schedule C

Quiet Light Securities, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2010 and 2009

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The accompanying notes are an integral part of these financial statements.

Schedule D

Quiet Light Securities, LLC
Information for Possession or Control Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2010 and 2009

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The accompanying notes are an integral part of these financial statements.

February 2, 2011

Quiet Light Securities, LLC
141 West Jackson Boulevard, Suite 2020A
Chicago, Illinois 60604

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Quiet Light Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Quiet Light Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Quiet Light Securities, LLC's management is responsible for the Quiet Light Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the Form X-17A-5 for the year ended December 31, 2010 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peter Shannon & Co.
Certified Public Accountants

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended __________, 20__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047114 CBOE DEC
QUIET LIGHT SECURITIES LLC 10*10
141 W JACKSON BLVD STE 2020A
CHICAGO IL 60604-3156

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 16,490.10

B. Less payment made with SIPC-6 filed (exclude interest) ( )

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) __________

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum __________

F. Total assessment balance and interest due (or overpayment carried forward) $ 16,490.10

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 16,490.10

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Quiet Light Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Operations Manager
(Title)

Dated the 25 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: __________ Postmarked __________ Received __________ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20__
and ending ________, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) — $ 8,278,863

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ________

(2) Net loss from principal transactions in securities in trading accounts. — ________

(3) Net loss from principal transactions in commodities in trading accounts. — ________

(4) Interest and dividend expense deducted in determining item 2a. — ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ________

(7) Net loss from securities in investment accounts. — ________

Total additions — ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ________

(2) Revenues from commodity transactions. — ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — (861,091.54)

(4) Reimbursements for postage in connection with proxy solicitation. — ________

(5) Net gain from securities in investment accounts. — ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ — (821,730.88)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) — ________

Total deductions — ________

2d. SIPC Net Operating Revenues — $ 6,596,040.58

2e. General Assessment @ .0025 — $ 16,490.10

(to page 1, line 2.A.)

Quiet Light Securities, LLC
Profit & Loss
January through December 2010

	Jan - Dec 10			
Income				
410 · CBOE Holdings revenue and exp				
Dividend Income	$ 54,444.60			
Total 410 · CBOE Holdings revenue and exp	$ 54,444.60			$ 8,278,863.00
345 · Trading revenue and expense				
Trading gains and losses	$ 8,977,820.09	Total Deductions SIPC-7 Line 2c (3)		$ (861,091.54)
Clearing Fees CBOE	$ 4,853.00			
Broker fees and commissions CME	$ (142,848.25)	Total Deductions SIPC-7 Line 2c (8)		$ (821,730.88)
Exchange fees/commissions CBOE	$ (1,208,996.89)			
Futures fees/commission CME/FCA	$ (382,805.28)			
Non-trading fees & commissions	$ (763.75)			$ 6,596,040.58
Option fees and commissions ALL	$ (268,800.61)			
Stock fees and commissions FCA	$ (158,442.78)		0.002500	$ 16,490.10
Interest income	$ 288,581.04			
Interest expense	$ (483,165.85)			
Dividend Income	$ 1,215,152.95			
Dividend expense	$ (212,098.54)			
Short stock interest expense	$ (38,751.90)			
Uncleared balance adjustment	$ (225.97)			
Total 345 · Trading revenue and expense	$ 7,589,507.26			
400 · CME Holdings revenue and exp				
Interest expense	$ (4,557.84)			
Dividend income	$ 106,433.64			
401 · M-1 CME Hldgs Options trading	$ (126,124.39)			
Total 400 · CME Holdings revenue and exp	$ (24,248.59)			
405 · CBOT Holdings revenue and exp				
Interest expense	$ (643.29)			
Total 405 · CBOT Holdings revenue and exp	$ (643.29)			
415 · Other Income				
CBOE Settlement	$ 470,655.18			
Realized outtrade income	$ 11,500.00			
Seat lease income	$ 146,498.35			
Chad Emmett P&L				
Trading gains and losses	$ -			
Expenses	$ -			
Total Chad Emmett P&L	$ -			
Other interest income	$ 43,699.11			
CME deposits - interest income	$ 784.29			
CME assignments expense	$ (13,333.00)			
Total 415 · Other Income	$ 659,803.93			
Total Income	$ 8,278,863.91			
Floor Brokerage	$ 50,279.12			

Northern Trust Date 7-1-10

CASH ▶
CHECKS ▶ 470,655.18
OR TOTAL FROM OTHER SIDE 46,935.00

All items received for deposit are subject to detailed verification and the terms and conditions governing the account.

Account Title Quiet Light Securities LLC

2 TOTAL NUMBER OF CHECKS

SUB TOTAL ▶ 517,590.18

Sign Here for Cash Received

LESS CASH RECEIVED ▶ -0-

Account Number

3800549468

$ 517,590.18

-king Deposit

IFS #F10042

⑆5833⑈0757⑆

WARNING: MULTIPLE SAFETY FEATURES. THE FACE OF THIS CHECK HAS A BLUE BACKGROUND AND FLUORESCENT INK (HOLD UNDER BLACKLIGHT TO VIEW). REFER TO SECURITY ENDORSEMENT BACKER FOR TRUE WATERMARK AND ADDITIONAL FEATURES.

CBOE Holdings, Inc.

Bank of America
Atlanta, Dekalb County, Georgia

64-1278
611 GA

PLEASE DEPOSIT THIS CHECK PROMPTLY.

Pay $****FOUR HUNDRED AND SEVENTY THOUSAND SIX HUNDRED AND FIFTY FIVE DOLLARS AND EIGHTEEN CENTS****

Check Number: 0005800457

Pay to the order of
QUIET LIGHT SECURITIES LLC
C/O JOHN HALSTON
141 W JACKSON BLVD #2020A
CHICAGO IL 60604

18 Jun 2010

$****470,655.18****

Computershare, Inc.
Authorized Paying Agent

Computershare, Inc.
250 Royall St, Canton, MA 02021

Security Features Details on Back.

Authorized Signature(s)

⑈0005800457⑈ ⑆061112788⑆ 329 905 0874⑈

CBOE HOLDINGS, INC.

60-160/433

DATE 06/18/2010

CHECK NO. 55010467

PAYABLE AT The Bank of New York Mellon, Pittsburgh, PA.

PAY TO THE ORDER OF
QUIET LIGHT SECURITIES LLC
JOHN HALSTON
141 W JACKSON BLVD 2020A
CHICAGO IL 60604

PAY $*******46,935.00

⑈55010467⑈ ⑆043301601⑆ 184⑈4969⑈

Gmail

Ian Jansing <ijansing@qltrading.com>

Fwd: {trade-talk} Settlement Consideration in CBOT, et al. v. CBOE, et al., C.A. No. 2369-N

2 messages

John Halston <jhalston@qltrading.com> **Tue, Jun 29, 2010 at 6:22 PM**
To: Ian Jansing <ijansing@qltrading.com>

---------- Forwarded message ----------
From: **Steve Fanady** <steve@stevefanady.com>
Date: Tue, Jun 29, 2010 at 4:14 PM
Subject: {trade-talk} Settlement Consideration in CBOT, et al. v. CBOE, et al., C.A. No. 2369-N
To: trade-talk@googlegroups.com

Participating Group A and Group B Settlement Class Members:

Last week you should have received the Settlement Consideration the CBOE was required to pay you under the terms of the Stipulation of Settlement approved by the Delaware courts last year.

Participating Group A class members should have received for each Settlement Unit a check for $235,327.59 issued by Computershare, a CBOE dividend check in the amount of $23,467.50, and 18,774 shares of CBOE stock currently held in an account at BONY Mellon. If you need information relating to your status as a CBOE shareholder, visit the CBOE website under the Investor Relations "Contact Us" tab. Questions regarding restrictions on your CBOE shares should be directed to the CBOE.

Participating Group B class members should have received for each Settlement Unit a check in the amount of $250,000 issued by Computershare.

Payment of the Settlement Consideration by the CBOE should conclude this case. If you have not received the Settlement Consideration which you believe you are entitled to receive, please let us know as soon as possible.

If you have questions about how to treat the Settlement Consideration for tax purposes, you should consult your own tax advisor.

We do not anticipate any future e-mails to class members. Thank you for your cooperation. This case has been a difficult one. We have had the assistance of many able lawyers at Mayer Brown and Kevin Forde, Ltd.

representing the CBOT and Skadden Arps representing the CME. We also want to acknowledge the assistance of Charlie Carey, and of course, our class representatives Tom Ward and Michael Floodstrand who devoted a substantial amount of their time in bringing about this result.

Gordon B. Nash

Drinker Biddle & Reath, LLP

191 N. Wacker Dr., Ste. 3700

Chicago, IL 60606
(312) 569-1384

Counsel for Participating Group A

Class Members

Peter B. Carey

Law Offices of Peter B. Carey

35 S. LaSalle St., Ste. 2200

Chicago, IL 60603
(312) 541-0360

Counsel for Participating Group B

Class Members

Ian Jansing <ijansing@qltrading.com> **Wed, Jun 30, 2010 at 11:18 AM**

To: John Halston <jhalston@qltrading.com>

John,

This agrees with what we received. What is not mentioned is the conversion of the 18,744 shares of CBOE class B common to 9,387 shares of Class A-2 restricted.

[Quoted text hidden]